Annex A

The diagram below depicts our organizational structure immediately following this offering. For additional detail, see "Organizational Structure."



Pre-IPO Owners
Public Shareholders
Medley Group LLC
Class B common stock
• 97.5% of voting power in Medley Management Inc. (1)
• No economic rights
Class A common stock
• 2.5% of voting power in Medley Management Inc. (1)
• 100% of economic interests in Medley Management Inc.
LLC Units
• No voting rights
• Exchangeable on 1 for 1 basis for shares of Class A common stock (2)
• 79.5% of outstanding LLC Units
Medley Management Inc.
Sole Managing Member and LLC Units
• 100% of voting power in Medley LLC
• 20.5% of outstanding LLC Units
Medley LLC
MCC Advisors LLC (3)(4)
SIC Advisors LLC (3)(5)
Medley GP Holdings LLC
Medley Capital LLC
MOF II Management LLC
MOF III Management LLC
Medley SMA Advisors LLC
Medley GP LLC
MOF II GP LLC (3)(6)
MOF III GP LLC

(1) The Class B common stock will provide Medley Group LLC with a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will provide Medley Group LLC with a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock. For additional information, see "Organizational Structure — Organizational Structure Following this Offering."

(2) If our pre-IPO owners exchanged all of their LLC Units for shares of Class A common stock, they would hold 79.5% of the outstanding shares of Class A common stock, entitling them to an equivalent percentage of economic interests and voting power in Medley Management Inc., Medley Group LLC would hold no voting power or economic interests in Medley Management Inc. and Medley Management Inc. would hold 100% of outstanding LLC Units and 100% of the voting power in Medley LLC.

(3) Certain individuals, entities and other partners engaged in our business will continue to own interests directly in selected operating subsidiaries, including, in certain instances, entities that receive management, performance and incentive fees from funds that we advise. For additional information concerning these interests, see "Business — Fee Structure."

(4) Entities controlled by former employees hold limited liability company interests in MCC Advisors LLC that entitle them to approximately 4.86% of the net incentive fee income through October 29, 2015 and an additional 5.75% of the net incentive fee income through August 20, 2016 from MCC Advisors LLC.

(5) SC Distributors, LLC owns 20% of SIC Advisors LLC and is entitled to receive distributions of up to 20% of the gross cash proceeds received by SIC Advisors LLC from the management and incentive fees payable by Sierra Income Corporation to SIC Advisors LLC, as well as 20% of the returns of the investments held at SIC Advisors LLC.

(6) As of June 30, 2014, certain former employees and former members of Medley LLC hold approximately 41% of the limited liability company interests in MOF II GP LLC, the entity that serves as general partner of MOF II, entitling the holders to share the performance fees earned from MOF II.

———————————

Medley Management Inc. was incorporated in Delaware on June 13, 2014. Our principal executive offices are located at 375 Park Avenue, 33rd Floor, New York, NY 10152 and our telephone number is (212) 759-0777.

The Offering

Class A common stock offered by
Medley Management Inc. . . . .   6,000,000 shares.

Option to purchase additional shares
of our Class A common stock . . . .   900,000 shares.

Class A common stock outstanding
after giving effect to this offering . .   6,000,000 shares (or 29,333,333 shares if all outstanding
LLC Units held by the non-managing members of Medley
LLC were exchanged for newly-issued shares of Class A
common stock on a one-for-one basis).

Voting power held by holders of
Class A common stock after giving
effect to this offering . . . .   2.5% (or 100% if all outstanding LLC Units held by the
non-managing members of Medley LLC were exchanged
for newly-issued shares of Class A common stock on a
one-for-one basis).

Voting power held by Medley Group
LLC as holder of all outstanding
shares of Class B common stock
after giving effect to this offering . .   97.5% (or 0% if all outstanding LLC Units held by the non-
managing members of Medley LLC were exchanged for
newly-issued shares of Class A common stock on a one-
for-one basis). If all outstanding LLC Units held by the
non-managing members of Medley LLC were exchanged
for newly-issued shares of Class A common stock on a
one-for-one basis and such shares continued to be held
by such non-managing members, our pre-IPO owners
would hold 79.5% of the outstanding shares of Class A
common stock and an equivalent percentage of the voting
power of our common stock eligible to vote in the election
of our directors, and, as a result, we would still be a
"controlled company" if such non-managing members
formed a group. See "Organizational Structure —
Organizational Structure Following this Offering" and
"Management — Controlled Company Exception."

Use of proceeds . . . .   We estimate that the net proceeds to Medley Management
Inc. from this offering, after deducting estimated
underwriting discounts, will be approximately
$117.2 million (or $134.8 million if the underwriters
exercise in full their option to purchase additional shares
of Class A common stock). Medley LLC will bear or
reimburse Medley Management Inc. for all of the
expenses payable by it in this offering, which we estimate
will be approximately $3.3 million.

We intend to use all of the net proceeds from this offering
(including from any exercise by the underwriters of their
option to purchase additional shares of Class A common
stock) to purchase a number of newly issued LLC Units
from Medley LLC that is equivalent to the number of
shares of Class A common stock that we offer and sell in

this offering, as described under "Organizational Structure — Offering Transactions."

We intend to cause Medley LLC to use these proceeds to repay indebtedness and for general corporate purposes. See "Use of Proceeds."

Voting rights .... Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Medley Group LLC, an entity wholly-owned by our pre-IPO owners, holds all of the outstanding shares of our Class B common stock. For so long as the Substantial Ownership Requirement is satisfied, it is anticipated that the Class B common stock will entitle Medley Group LLC to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC. See "Description of Capital Stock — Common Stock — Class B Common Stock."

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Dividend policy .... Following this offering and subject to legally available funds, we intend to pay quarterly cash dividends to the holders of our Class A common stock initially equal to $0.20 per share of Class A common stock, commencing with a dividend payable in the first quarter of 2015 in respect of the fourth quarter of 2014.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Medley LLC) to us, and such other factors as our board of directors may deem relevant.

Medley Management Inc. is a holding company and has no material assets other than its ownership of Medley LLC. We intend to cause Medley LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Medley LLC makes such distributions to Medley Management Inc., the other holders of LLC Units will be entitled to receive equivalent distributions.

Exchange rights of holders of LLC
Units .... Prior to this offering we will enter into an exchange agreement with our pre-IPO owners so that they may,

	from and after the first anniversary of the date of the completion of this offering (subject to the terms of the exchange agreement) exchange their LLC Units for shares of Class A common stock of Medley Management Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See "Certain Relationships and Related Person Transactions — Exchange Agreement."
Transfer restrictions applicable to our pre-IPO owners	Other than Medley Management Inc., holders of LLC Units, including our pre-IPO owners, will, subject to limited exceptions, be prohibited from transferring any LLC Units held by them upon consummation of this offering, or any shares of Class A common stock received upon exchange of such LLC Units, until the third anniversary of this offering without our consent. Thereafter and prior to the fourth and fifth anniversaries of this offering, such holders may not transfer more than 33⅓% and 66⅔%, respectively, of the number of LLC Units held by them upon consummation of this offering, together with the number of any shares of Class A common stock received by them upon exchange therefor, without our consent. See "Organizational Structure — Organizational Structure Following this Offering."
Tax receivable agreement	Future exchanges of LLC Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Medley Management Inc. would otherwise be required to pay in the future. Prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "Certain Relationships and Related Person Transactions — Tax Receivable Agreement."
Risk factors	See "Risk Factors" for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.
Proposed New York Stock Exchange symbol	"MDLY".

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

- 900,000 shares of Class A common stock issuable upon exercise of the underwriters' option to purchase additional shares of Class A common stock from us;

- 23,333,333 shares of Class A common stock issuable upon exchange of 23,333,333 LLC Units that will be held by the non-managing members of Medley LLC immediately following this offering; or

- 4,500,000 shares of Class A common stock that may be granted under the Medley Management Inc. 2014 Omnibus Incentive Plan ("2014 Omnibus Incentive Plan"), including 1,216,667 shares issuable pursuant to restricted stock units that we intend to grant to our employees at the time of this offering and up to 10,000 shares (assuming an offering price of $21.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus) issuable pursuant to restricted stock units that may be granted to our outside directors at the time of this offering. See "Management — Medley Management Inc. 2014 Omnibus Incentive Plan," "— IPO Date Restricted Stock Unit Awards" and "— Director Compensation."

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

- on a historical basis for Medley LLC, Medley GP Holdings LLC and their combined and consolidated subsidiaries; and

- on an as adjusted basis for Medley Management Inc. giving effect to:

  - the Refinancing Transactions;

  - the issuance of shares of Class A common stock in this offering at the assumed initial public offering price of $21.00 per share (the midpoint of the estimated offering price range indicated on the front cover of this prospectus) less estimated underwriting discounts and the payment of offering expenses of approximately $3.3 million;

  - the purchase by Medley Management Inc. of LLC Units from Medley LLC with the proceeds of this offering, as described in "Organizational Structure — Offering Transactions"; and

  - the application of a portion of the proceeds from this offering to repay outstanding indebtedness, as described in "Use of Proceeds."

Cash and cash equivalents are not components of our total capitalization. You should read this table together with the information contained in this prospectus, including "Organizational Structure," "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	June 30, 2014	
	Actual	As Adjusted[1]
	(In thousands)	
Cash and cash equivalents	$ 3,278	$ 101,149
Loans payable	44,701	104,301
Other liabilities	47,180	47,180
Members' (deficit) equity	(33,451)	—
Class A common stock, par value $0.01 per share, 3,000,000,000 shares authorized, 6,000,000 shares issued and outstanding on a pro forma basis	—	60
Class B common stock, par value $0.01 per share, 1,000,000 shares authorized, 100 shares issued and outstanding on a pro forma basis	—	—
Additional paid-in capital	—	1,014
Non-controlling interests in Consolidated Funds	566,046	566,046
Non-controlling interests in other consolidated subsidiaries	2,528	2,528
Non-controlling interest in Medley LLC	—	4,175
Total equity	535,123	573,823
Total capitalization	$ 627,004	$ 725,304

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(1) Each $1.00 increase or decrease in the assumed initial public offering price of $21.00 per share would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital and total stockholders' equity by approximately $5.6 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions.

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reclassification and assuming that all of the holders of LLC Units in Medley LLC (other than Medley Management Inc.) exchanged their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis. Our pro forma net tangible book value as of June 30, 2014 was approximately $459.9 million, or $19.71 per share of Class A common stock.

We believe that the resulting net tangible book value does not appropriately reflect the dilutive effects of the offering because it includes net assets attributable to non-controlling interests in Consolidated Funds.

Because we are required to consolidate the results of certain funds that we manage, the assets and liabilities of the Consolidated Funds are presented within our combined and consolidated statements of financial condition. The net assets reported as non-controlling interests in Consolidated Funds amount to approximately $566.0 million as of June 30, 2014. The Class A common stockholders have no rights to the net assets of the Consolidated Funds and the Consolidated Funds and their creditors have no recourse against the Class A common stockholders. The net assets of the Consolidated Funds, along with non-controlling interests in consolidated subsidiaries of $2.5 million, increase our net tangible book value per Class A common share by $24.37. We believe that the dilutive effect of this offering is more accurately reflected by eliminating the net assets reported as non-controlling interests in Consolidated Funds and net assets reported as non-controlling interests in consolidated subsidiaries when presenting the net tangible book value per share of Class A common stock. The following table illustrates the substantial and immediate dilution per share of Class A common stock to a purchaser in this offering after removing the effect that the Consolidated Funds have on the net tangible book value per share of Class A common stock, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$ 21.00
Pro forma net tangible book value as of June 30, 2014	$ 19.71	
Less: Net tangible book value attributed to non-controlling interests in Consolidated Funds and non-controlling interests in consolidated subsidiaries as of June 30, 2014	$ (24.37)	
Increase in pro forma net tangible book value per share of Class A common stock after giving effect to this offering	$ 4.84	
Adjusted pro forma net tangible book value per share of Class A common stock after giving effect to this offering, net of non-controlling interests attributable to Consolidated Funds and non-controlling interests in consolidated subsidiaries		$ 0.18
Dilution of net tangible book value per share of Class A common stock to purchasers in this offering		$ (20.82)

Because our pre-IPO owners do not own any shares of Class A common stock or other economic interests in Medley Management Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units in Medley LLC (other than Medley Management Inc.) exchanged their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

The following table summarizes, on the same pro forma basis as of June 30, 2014, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of LLC Units in Medley LLC (other than Medley Management Inc.) exchanged their LLC Units for shares of our Class A common stock on a one-for-one basis.

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price Per Share of Class A Common Stock
	Number	Percent	Amount	Percent	
			(In thousands)		
Pre-IPO owners	23,333,333	79.5%	$	0.0%	$ —
Investors in this offering	6,000,000	20.5%	$ 126,000	100.0%	$ 21.00
Total	29,333,333	100.0%	$ 126,000	100.0%	$ 4.30

Each $1.00 increase in the assumed offering price of $21.00 per share would increase total consideration paid by investors in this offering by $6.0 million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustration purposes only. Our net tangible book deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 present our consolidated results of operations giving pro forma effect to the Refinancing Transactions and the Offering Transactions described under "Organizational Structure" and the use of the estimated net proceeds from this offering as described under "Use of Proceeds," as if such transactions occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as of June 30, 2014 presents our consolidated financial position giving pro forma effect to the Refinancing Transactions and the Offering Transactions described under "Organizational Structure" and the use of the estimated net proceeds from this offering as described under "Use of Proceeds," as if such transactions occurred on June 30, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical combined and consolidated financial information of Medley LLC and Medley GP Holdings LLC.

The unaudited pro forma consolidated financial information should be read together with "Organizational Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Medley Management Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Refinancing Transactions and the Offering Transactions described under "Organizational Structure" and the use of the estimated net proceeds from this offering as described under "Use of Proceeds" occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

- the incurrence of $110 million of borrowings under the Term Loan Facility and the application thereof, together with cash on hand, to (1) repay $33.2 million of borrowings under the CNB Credit Agreement; (2) pay $2.6 million in related fees and expenses and (3) fund a $74.5 million distribution to Medley LLC's members;

- the issuance of shares of Class A common stock in this offering at the assumed initial public offering price of $21.00 per share (the midpoint of the estimated offering price range indicated on the front cover of this prospectus) less estimated underwriting discounts and the payment of offering expenses of approximately $3.3 million;

- the purchase by Medley Management Inc. of LLC Units from Medley LLC with the proceeds of this offering. See "Organizational Structure — Offering Transactions;"

- the application of a portion of the proceeds from this offering to repay outstanding indebtedness, as described in "Use of Proceeds."

- an adjustment to reflect compensation attributable to our senior professionals who are members of Medley LLC as compensation expense rather than as distributions from equity;

- an adjustment to reflect compensation expense associated with the grant and vesting of 1,216,667 restricted stock units, which will be granted to our employees at the time of this offering. See "Management — Medley Management Inc. 2014 Omnibus Incentive Plan" and "— IPO Date Restricted Stock Unit Awards;" and

- in the case of the unaudited pro forma consolidated statements of operations, a provision for corporate income taxes on the income of Medley Management Inc. at an effective rate of

11.1% and 9.3% for the periods ended December 31, 2013 and June 30, 2014, respectively, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction;

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 900,000 shares of Class A common stock from us.

As described in greater detail under "Certain Relationships and Related Person Transactions — Tax Receivable Agreement," prior to the completion of this offering, we will enter into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. No such exchanges or other tax benefits have been assumed in the unaudited pro forma financial information and therefore no pro forma adjustment is necessary. See "Certain Relationships and Related Person Transactions — Tax Receivable Agreement."

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

Medley Management Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2014

	Medley LLC and Medley GP Holdings LLC Actual	Pro Forma Adjustments — Refinancing Transactions	Medley LLC and Medley GP Holdings LLC Pro Forma for the Refinancing Transactions	Pro Forma Adjustments — Offering Transactions	Medley Management Inc. Pro Forma as adjusted for the Offering Transactions	Adjustments for Non-Controlling Interests[11]	Medley Management Inc. Pro Forma
			(Dollars in thousands)				
Assets							
Cash and cash equivalents .	$ 3,278	$ 108,900[1] (111,434)[2]	$ 744	$ 115,405[6] (15,000)[7]	$ 101,149	$ —	$ 101,149
Investment in equity method investee, at fair value . . .	10,256		10,256		10,256		10,256
Management fees receivables	11,534		11,534		11,534		11,534
Performance fees receivables	5,895		5,895		5,895		5,895
Other assets	6,897	1,954[3]	8,851	(1,525)[8]	7,326	—	7,326
Assets of Consolidated Funds							
Cash and cash equivalents . .	95,033		95,033		95,033		95,033
Investments, at fair value . .	473,789		473,789		473,789		473,789
Interest and dividends receivable	4,307		4,307		4,307		4,307
Other assets	16,015		16,015		16,015		16,015
Total assets	$ 627,004	$ (580)	$ 626,424	$ 98,880	$ 725,304	$ —	$ 725,304
Liabilities and equity							
Loans payable	$ 44,701	$ 74,600[4]	$ 119,301	$ (15,000)[7]	$ 104,301	$ —	$ 104,301
Accounts payable, accrued expenses and other liabilities	22,491		22,491		22,491		22,491
Performance fee compensation payable . . .	18,491		18,491		18,491		18,491
Liabilities of Consolidated Funds							
Accounts payable, accrued expenses and other liabilities	6,198		6,198		6,198		6,198
Total liabilities	91,881	74,600	166,481	(15,000)	151,481	—	151,481
Commitments and contingencies							
Non-controlling interest in Consolidated Funds	566,046		566,046		566,046		566,046
Non-controlling interest in other consolidated subsidiaries . . .	2,528		2,528		2,528		2,528
Non-controlling interest in Medley LLC						4,175	4,175
Members' (deficit) equity	(33,451)	(75,180)[5]	(108,631)	(3,300)[8]	(111,931)	111,931	—
Class A authorized to issue 3,000,000,000 shares, par value $0.01 per share; 6,000,000 shares issued and outstanding on a pro forma basis	—		—	60[9]	60	—	60
Class B authorized to issue 1,000,000 shares, par value $0.01 per share; 100 shares issued and outstanding on a pro forma basis	—		—	—[9]	—	—	—
Additional paid-in capital . . .	—		—	117,120[10]	117,120	(116,106)	1,014
Retained earnings	—		—		—		—
Total equity	535,123	(75,180)	459,943	113,880	573,823	—	573,823
Total liabilities and equity	$ 627,004	$ (580)	$ 626,424	$ 98,880	$ 725,304	$ —	$ 725,304

64

(1) Reflects the effect on cash and cash equivalents of the receipt of proceeds, net of original issue discount of $1.1 million, of $108.9 million borrowed under the Term Loan Facility.

(2) Reflects the July 1, 2014, $1.1 million principal repayment with respect to the CNB Credit Agreement and the use of the net proceeds of $108.9 million borrowed under the Term Loan Facility, together with cash on hand to (a) repay $33.2 million under the CNB Credit Agreement, (b) pay $2.6 million in related fees and expenses and (c) fund a $74.5 million distribution to Medley LLC's members.

(3) Reflects the deferral of $2.4 million of debt issuance costs associated with the Senior Secured Credit Facilities and write-off of the $0.5 million unamortized balance of debt issuance costs associated with the CNB Credit Agreement.

(4) Reflects $110.0 million of borrowings under the Term Loan Facility, net of original issue discount of $1.1 million, and repayment of $33.2 million under the CNB Credit Agreement using a portion of the proceeds therefrom and the July 1, 2014 $1.1 million principal repayment with respect to the CNB Credit Agreement.

(5) Reflects a distribution of $74.5 million to Medley LLC's members and write-off of $0.5 million of unamortized debt issuance costs associated with the CNB Credit Agreement and $0.2 million of non-capitalizable expenses, expensed in connection with the Senior Secured Credit Facilities.

(6) Reflects the net effect on cash and cash equivalents of the receipt of net offering proceeds of $115.4 million (after giving effect to the underwriting discount), net of unpaid offering expenses of $1.8 million.

(7) Reflects the repayment of $15.0 million under the Senior Secured Credit Facilities using a portion of the net proceeds from this offering.

(8) Reflects total estimated expenses in connection with this offering, including deferred offering costs of $1.5 million and unpaid offering expenses of $1.8 million.

(9) Represents an adjustment to stockholders' equity reflecting par value for Class A common stock and Class B common stock to be outstanding following this offering.

Medley Group LLC, an entity wholly-owned by our existing owners, holds all 100 issued and outstanding shares of our Class B common stock. For so long as our existing owners and other then-current Medley personnel hold at least 10% of the aggregate number of shares of Class A common stock and LLC Units (excluding those LLC Units held by Medley Management Inc.) then outstanding, which we refer to as the "Substantial Ownership Requirement," the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to 10 times the number of LLC Units held by such holder. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the Class B common stock will entitle Medley Group LLC, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the number of LLC Units held by such holder. Accordingly, immediately following this offering, our existing owners, through their holdings of our Class B common stock, will collectively have 97.5% of the voting power in Medley Management Inc. (or 97.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

(10) Represents an increase of $117.1 million to additional paid-in capital as a result of the amounts allocable to Medley Management Inc. net of proceeds from this offering (offering proceeds, net of underwriting discounts, of $8.8 million, and less par value reflected in note 6).

(11) As described in "Organizational Structure," under the limited liability company agreement of Medley LLC, as it will be in effect at the time of this offering, Medley Management Inc. will become the sole managing member of Medley LLC and thereby hold all of the voting power and control the management of Medley LLC. This power will be separate from and unrelated to the number of LLC Units that Medley Management Inc. holds. Medley Management Inc. will hold a disproportionate voting and economic interest in Medley LLC, as it will initially own 20.5% of the economic interest in Medley LLC, but will have 100% of the voting power and control the

management of Medley LLC. As a result, we will consolidate the financial results of Medley LLC and will record a non-controlling interest in Medley LLC on our consolidated balance sheet.

Immediately following this offering, we reclassified $116.1 million from additional paid in capital of Medley Management Inc. to non-controlling interests in Medley LLC relating to the 23,333,333 units of Medley LLC to be held directly by the pre-IPO owners following the reorganization; such units represent 79.5% of all Medley LLC Units outstanding immediately following this offering. Because Medley Management Inc. will purchase the interests in Medley LLC at a valuation in excess of the proportion of the book value of net assets acquired, the carrying value of its interest will be immediately diluted. This dilution is reflected within additional paid in capital of Medley Management Inc. as a reallocation to a non-controlling interest in Medley LLC. The non-controlling interest in Medley LLC, based on the assumptions to the pro forma financial information, will be $4.2 million. Pro forma non-controlling interest in Medley LLC represents 79.5% of the total equity of Medley Management Inc, excluding the non-controlling interest in Consolidated Funds and the non-controlling interest in other consolidated subsidiaries.

Medley Management Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended December 31, 2013

	Medley LLC and Medley GP Holdings LLC Actual	Pro Forma Adjustments — Refinancing Transactions	Medley LLC and Medley GP Holdings LLC Pro Forma for the Refinancing Transactions	Pro Forma Adjustments — Offering Transactions	Medley Management Inc. Pro Forma as adjusted for the Offering Transactions	Adjustments for Non-Controlling Interests[7]	Medley Management Inc. Pro Forma
			(In thousands except share and per share data)				
Revenues							
Management fees	$ 36,446	$ —	$ 36,446	$	$ 36,446	$	$ 36,446
Performance fees	2,412		2,412		2,412		2,412
Other income and fees	5,011		5,011		5,011		5,011
Total revenues	43,869		43,869		43,869		43,869
Expenses							
Compensation and benefits	13,712		13,712	8,507[3][4]	22,219		22,219
Performance fee compensation	7,192		7,192		7,192		7,192
Consolidated Funds expenses	1,225		1,225		1,225		1,225
General, administrative and other expenses	12,655	75[1]	12,730		12,730		12,730
Total expenses	34,784	75	34,859	8,507	43,366		43,366
Other income (expense)							
Dividend income	886		886		886		886
Interest expense	(1,479)	(7,801)[1]	(9,280)	961[5]	(8,319)		(8,319)
Other expenses, net	(483)		(483)		(483)		(483)
Interest and other income of Consolidated Funds	49,912		49,912		49,912		49,912
Net realized gain (loss) on investments of Consolidated Funds	(16,080)		(16,080)		(16,080)		(16,080)
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	(3,667)		(3,667)		(3,667)		(3,667)
Total other income (expense), net	29,089	(7,801)	21,288	961	22,249		22,249
Income before income taxes	38,174	(7,876)	30,298	(7,546)	22,752		22,752
Provision for income taxes	1,639	(227)[2]	1,412	1,120[6]	2,532		2,532
Net income	36,535	(7,649)	28,886	(8,666)	20,220		20,220
Less: Net income attributable to non-controlling interests in Consolidated Funds	12,898		12,898		12,898		12,898
Less: Net income attributable to non-controlling interests in other consolidated subsidiaries	—		—		—		—
Less: Net income attributable to non-controlling interests in Medley LLC	—		—		—	5,824	5,824
Net income attributable to members	$ 23,637	$ (7,649)	$ 15,988	(10,164)[7]	5,824	(5,824)	—
Net income attributable to Medley Management Inc.				$ 1,498[7]	$ 1,498		$ 1,498
Weighted average shares of Class A common stock outstanding							
Basic							7,216,667
Diluted							7,216,667
Net income available to Class A common stock per share							
Basic							$ 0.21[8]
Diluted							$ 0.21[8]

(1) Reflects an increase in interest expense of $7.8 million and $0.1 million in recurring general and administrative expense, as a result of the Refinancing Transactions, as described in "Organizational Structure — Refinancing Transactions."

(2) Reflects a decrease in provision for income taxes due to the increase in interest expense as a result of the Refinancing Transactions.

(3) As described in "Management — IPO Date Restricted Unit Awards," at the time of this offering we intend to grant to our employees, under our 2014 Omnibus Incentive Plan, 1,216,667 restricted stock units representing the right to receive, upon the expiration of the applicable restricted period, one share of Class A common stock for each restricted stock unit, or, in the sole discretion of the compensation committee of our board of directors, the cash value thereof (or any combination thereof). These restricted stock units will vest as to one-third (⅓) of the underlying shares on each of the third, fourth and fifth anniversaries of this offering. The grant date fair value of the units will be charged to compensation expense as they vest over the applicable vesting period. The compensation adjustment of $3.4 million has been derived based on a grant date fair value equal to the assumed initial public offering price of $21.00 per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), multiplied by the number of restricted stock units, expensed over the assumed vesting period. Additionally, the calculation of the expense assumes a forfeiture rate of up to 10%. The total compensation expense expected to be recognized in all future periods associated with the restricted stock units, considering assumed forfeitures, is $13.5 million. Does not reflect up to 10,000 restricted stock units (assuming an offering price of $21.00 per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the front cover of this prospectus) that may be granted to our outside directors at the time of this offering. See "Management — Director Compensation."

(4) Reflects an adjustment to record guaranteed payments to our senior professionals as compensation expense. Prior to the Reorganization and this offering, the entities that comprise Medley have been partnerships or limited liability companies. Accordingly, all payments to our senior professionals generally have been accounted for as distributions and guaranteed payments from members' equity rather than as compensation expense. Following this offering, we intend to account for guaranteed payments to our senior professionals as compensation expense.

(5) Reflects a reduction in interest expense of $1.0 million as a result of the repayment of $15.0 million of our outstanding indebtedness, as described in "Use of Proceeds" and the adjustment to the amortization of deferred financing costs.

(6) Following this offering we will be subject to United States federal income taxes, in addition to state and local taxes with respect to our allocable share of any net taxable income of Medley LLC, which will result in higher income taxes. As a result, the pro forma statements of operations reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 11.1%, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The following table reconciles our effective tax rate to the U.S. Federal statutory rate:

	Medley Management Inc. Pro Forma
Statutory U.S Federal income tax rate	35.00%
Income allocated to non-controlling interests	(32.2)%
State and local income taxes	6.5%
Permanent differences	1.8%
Effective income tax rate	11.1%

(7) As described in "Organizational Structure," Medley Management Inc. has become the sole managing member of Medley LLC. Medley Management Inc. will initially own less than 100% of the economic interest in Medley LLC, but will have 100% of the voting power and control the management of Medley LLC. Immediately following this offering, the non-controlling interest will be 79.5%. This amount has been determined based on an assumption that the underwriters'

option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interests would decrease to 77%. The percentage of the net income attributable to the non-controlling interests will vary from these percentages due to the differing level of income taxes applicable to the controlling interests.

(8) For purposes of calculating pro forma net income per share, the weighted-average shares of Class A common stock of Medley Management Inc. outstanding is calculated as follows:

	Year Ended December 31, 2013	
	Basic	Diluted
Basic and Diluted:		
Shares of Class A common stock outstanding[a]	6,000,000	6,000,000
Restricted stock units[b]	1,216,667	1,216,667
Weighted-average shares of Class A common stock outstanding	7,216,667	7,216,667

(a) For purposes of calculating the pro forma net income per share of Class A common stock, the number of shares of Class A common stock of Medley Management Inc. outstanding is calculated as follows:

Class A common stock for which the proceeds will be used to repay a portion of term loans	714,286
Class A common stock representing distributions[1]	4,409,381
Class A common stock outstanding	876,333
	6,000,000

[1] Represents additional shares of Class A common stock related to the distribution to our pre-IPO owners in connection with the Refinancing Transactions and previous distributions which exceeded earnings for the previous twelve months. This amount is limited to the number of additional shares of Class A common stock such that the total pro forma number of shares of Class A common stock does not exceed the number of shares of Class A common stock to be issued in this offering.

(b) RSU grants to employees provide that both vested and unvested RSUs participate in distribution equivalents on an equal basis with the Class A shareholders any time a distribution is declared. Any distribution equivalent paid to an employee will not be returned to the Company upon forfeiture of the award by the employee. Vested and unvested RSUs that are entitled to non-forfeitable distribution equivalents qualify as participating securities and are included in the Company's basic and diluted earnings per share computations using the two-class method.

The shares of Class B common stock do not share in our earnings and are therefor not included in the weighted-average shares outstanding or net income (loss) per share. On a pro forma basis for the six months ended June 30, 2014 and the year ended December 31, 2013, the LLC Units (which are exchangeable on a one-for-one basis for shares of our Class A common shares) were antidilutive and consequently the effect of their exchange for shares of Class A common stock has been excluded from the calculation of diluted net income available to Class A common stock per share.

Medley Management Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For the Six Months Ended June 30, 2014

	Medley LLC and Medley GP Holdings LLC Actual	Pro Forma Adjustments — Refinancing Transactions	Medley LLC and Medley GP Holdings LLC Pro Forma for the Refinancing Transactions	Pro Forma Adjustments — Offering Transactions	Medley Management Inc. Pro Forma as adjusted for the Offering Transactions	Adjustments for Non-Controlling Interests[7]	Medley Management Inc. Pro Forma
			(In thousands except share and per share data)				
Revenues							
Management fees	$ 26,453	$	$ 26,453	$	$ 26,453	$	$ 26,453
Performance fees	2,372		2,372		2,372		2,372
Other income and fees	4,396		4,396		4,396		4,396
Total revenues	33,221		33,221		33,221		33,221
Expenses							
Compensation and benefits	9,333		9,333	3,964[3][4]	13,297		13,297
Performance fee compensation	3,158		3,158		3,158		3,158
Consolidated Funds expenses	833		833		833		833
General, administrative and other expenses	9,363	38[1]	9,401		9,401		9,401
Total expenses	22,687	38	22,725	3,964	26,689		26,689
Other income (expense)							
Dividend income	443		443		443		443
Interest expense	(1,364)	(3,080)[1]	(4,444)	483[5]	(3,961)		(3,961)
Other expenses, net	(1,318)		(1,318)		(1,318)		(1,318)
Interest and other income of Consolidated Funds	30,534		30,534		30,534		30,534
Net realized gain (loss) on investments of Consolidated Funds	1,288		1,288		1,288		1,288
Net change in unrealized appreciation (depreciation) on investments of Consolidated Funds	(8,368)		(8,368)		(8,368)		(8,368)
Total other income (expense), net	21,215	(3,080)	18,135	483	18,618		18,618
Income before income taxes	31,749	(3,118)	28,631	(3,481)	25,150		25,150
Provision for income taxes	1,251	(90)[2]	1,161	1,172[6]	2,333		2,333
Net income	30,498	(3,028)	27,470	(4,653)	22,817		22,817
Less: Net income attributable to non-controlling interests in Consolidated Funds	12,969		12,969		12,969		12,969
Less: Net income attributable to non-controlling interests in consolidated subsidiaries	1,560		1,560		1,560		1,560
Less: Net income attributable to non-controlling interests in Medley LLC	—		—			6,593	6,593
Net income attributable to members	$ 15,969	$ (3,028)	$ 12,941	(6,348)[7]	6,593	(6,593)	—
Net income attributable to Medley Management Inc.				$ 1,695[7]	$ 1,695	$	$ 1,695
Weighted average shares of Class A common stock outstanding							
Basic							7,216,667
Diluted							7,216,667
Net income available to Class A common stock per share							
Basic							$ 0.23[8]
Diluted							$ 0.23[8]

---

(1) Reflects an increase in interest expense of $3.1 million and $0.04 million in recurring general and administrative expense as a result of the Refinancing Transactions, as described in "Organizational Structure — Refinancing Transactions," and write off of the debt issuance costs associated with the CNB Credit Agreement.

(2) Reflects a decrease in provision for income taxes due to the increase in interest expense as a result of the Refinancing Transactions.

(3) As described in "Management — IPO Date Restricted Unit Awards," at the time of this offering we intend to grant to our employees, under our 2014 Omnibus Incentive Plan, 1,216,667 restricted stock units representing the right to receive, upon the expiration of the applicable restricted period, one share of Class A common stock for each restricted stock unit, or, in the sole discretion of the compensation committee of our board of directors, the cash value thereof (or any combination thereof). These restricted stock units will vest as to one-third (⅓) of the underlying shares on each of the third, fourth and fifth anniversaries of this offering. The grant date fair value of the units will be charged to compensation expense as they vest over the applicable vesting period. The compensation adjustment of $1.7 million has been derived based on a grant date fair value equal to the assumed initial public offering price of $21.00 per unit (the midpoint of the estimated offering price range set forth on the front cover of this prospectus), multiplied by the number of restricted stock units, expensed over the assumed vesting period. Additionally, the calculation of the expense assumes a forfeiture rate of up to 10%. The total compensation expense expected to be recognized in all future periods associated with the restricted stock units, considering assumed forfeitures, is $11.8 million. Does not reflect up to 10,000 restricted stock units (assuming an offering price of $21.00 per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the front cover of this prospectus) that may be granted to our outside directors at the time of this offering. See "Management — Director Compensation."

(4) Reflects a $2.3 million adjustment to record guaranteed payments to our senior professionals as compensation expense. Prior to the Reorganization and this offering, the entities that comprise Medley have been partnerships or limited liability companies. Accordingly, all payments to our senior professionals generally have been accounted for as distributions and guaranteed payments from members' equity rather than as compensation expense. Following this offering, we intend to account for guaranteed payments to our senior professionals as compensation expense.

(5) Reflects a reduction in interest expense of $0.5 million as a result of the repayment of $15.0 million of our outstanding indebtedness, as described in "Use of Proceeds" and the adjustment to the amortization of deferred financing costs.

(6) Following this offering we will be subject to United States federal income taxes, in addition to state and local taxes with respect to our allocable share of any net taxable income of Medley LLC, which will result in higher income taxes. As a result, the pro forma statements of operations reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 9.3%, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The following table reconciles our effective tax rate to the U.S. Federal statutory rate:

	Medley Management Inc. Pro Forma
Statutory U.S Federal income tax rate	35.00%
Income allocated to non-controlling interests	(31.8)%
State and local income taxes	5.3%
Permanent differences	0.8%
Effective income tax rate	9.3%

(7) As described in "Organizational Structure," Medley Management Inc. has become the sole managing member of Medley LLC. Medley Management Inc. will initially own less than 100% of the economic interest in Medley LLC, but will have 100% of the voting power and control the management of Medley LLC. Immediately following this offering, the non-controlling interest will be 79.5%. This amount has been determined based on an assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interests would decrease to 77%. The percentage of the net income attributable to the non-controlling interests will vary from these percentages due to the differing level of income taxes applicable to the controlling interests.

(8) For purposes of calculating pro forma net income per share, the weighted-average shares of Class A common stock of Medley Management Inc. outstanding is calculated as follows:

	Six Months Ended June 30, 2014	
	Basic	Diluted
Basic and Diluted:		
Shares of Class A common stock outstanding[a]	6,000,000	6,000,000
Restricted stock units[b]	1,216,667	1,216,667
Weighted-average shares of Class A common stock outstanding	7,216,667	7,216,667

(a) For purposes of calculating the pro forma net income per share of Class A common stock, the number of shares of Class A common stock of Medley Management Inc. outstanding is calculated as follows:

Class A common stock for which the proceeds will be used to repay a portion of term loans	714,286
Class A common stock representing distributions[1]	5,118,762
Class A common stock outstanding	166,952
	6,000,000

[1] Represents additional shares of Class A common stock related to the distribution to our pre-IPO owners in connection with the Refinancing Transactions and previous distributions which exceeded earnings for the previous twelve months. This amount is limited to the number of additional shares of Class A common stock such that the total pro forma number of shares of Class A common stock does not exceed the number of shares of Class A common stock to be issued in this offering.

(b) RSU grants to employees provide that both vested and unvested RSUs participate in distribution equivalents on an equal basis with the Class A shareholders any time a distribution is declared. Any distribution equivalent paid to an employee will not be returned to the Company upon forfeiture of the award by the employee. Vested and unvested RSUs that are entitled to non-forfeitable distribution equivalents qualify as participating securities and are included in the Company's basic and diluted earnings per share computations.

The shares of Class B common stock do not share in our earnings and are therefor not included in the weighted-average shares outstanding or net income (loss) per share. On a pro forma basis for the six months ended June 30, 2014 and the year ended December 31, 2013, the LLC Units (which are exchangeable on a one-for-one basis for shares of our Class A common shares) were antidilutive and consequently the effect of their exchange for shares of Class A common stock has been excluded from the calculation of diluted net income available to Class A common stock per share.

Core Net Income, Core EBITDA — Pro Forma

Core Net Income. Core Net Income is an income measure that is used by management to assess the performance of our business through the removal of non-core items, as well as non-recurring expenses associated with the transactions contemplated herein. It is calculated by adjusting standalone net income attributable to members to exclude reimbursable expenses associated with the launch of funds and certain one-time severance costs. In the future, Core Net Income will also exclude the amortization of any one-time equity compensation expense associated with grants of restricted stock units.

Our Core Net Income differs from net income attributable to members computed in accordance with GAAP, as it is presented before giving effect to reimbursable expenses associated with the launch of funds and certain one-time severance costs.

Core Earnings before interest, income taxes, depreciation and amortization (Core EBITDA). Core EBITDA is an income measure also used by management to assess the performance of our business. Core EBITDA is calculated as Core Net Income before interest expense as well as taxes, depreciation and amortization.

These standalone financial measures supplement and should be considered in addition to and not in lieu of the results of operations discussed further under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of Combined and Consolidated Results of Operations" which are prepared in accordance with GAAP. For a reconciliation of these measures to the most comparable measure in accordance with GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Standalone Results of Operations ." See Note 13, "Segment Reporting," to our combined and consolidated financial statements included elsewhere in this prospectus for more information.

The following table is a reconciliation of the pro forma net income (loss) attributable to the controlling and the non-controlling interests of Medley Management Inc. for the six months ended June 30, 2014 and the year ended December 31, 2013 to pro forma Core Net Income and pro forma Core EBITDA for the comparable period giving pro forma effect to the Refinancing Transactions and the Offering Transactions described under "Organizational Structure" and the use of the estimated net proceeds from this offering as described under "Use of Proceeds," as if such transactions occurred on January 1, 2013.

	Six months ended June 30, 2014	Year Ended December 31, 2013
	(In thousands)	
Pro forma net income attributable to the controlling and the non-controlling interests	$ 8,288	$ 7,322
Reimbursable fund startup expenses	3,497	3,939
Severance expenses	(5)	753
IPO date award stock-based compensation	1,683	3,365
Pro forma Core Net Income	13,463	15,379
Interest expense	3,961	8,319
Taxes	2,333	2,532
Depreciation	186	276
Pro forma Core EBITDA	$ 19,943	$ 26,506

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